December 5, 2024

Steve Towe
Chief Executive Officer
Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, New Jersey 07677

       Re: Powerfleet, Inc.
           Registration Statement on Form S-1
           Filed November 29, 2024
           File No. 333-283536
Dear Steve Towe:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing